Exhibit 99.4

Ad hoc announcement pursuant to Art. 53 LR

Relief Therapeutics Reports Half-Year 2023 Financial Results and Provides Corporate Update

GENEVA (SEPT. 15, 2023) – RELIEF THERAPEUTICS Holding SA (SIX: RLF, OTCQB: RLFTF, RLFTY) (Relief, or the Company), a biopharmaceutical company committed to delivering innovative treatment options for select specialty, unmet and rare diseases, today reported its financial results for the half-year ended June 30, 2023 and provided a corporate update. The Relief 2023 half-year report is available for download on the company’s website.

The comprehensive half-year report includes a statement from the Company’s chief executive officer, Jack Weinstein, alongside an updated presentation of Relief’s portfolio and pipeline. It also provides an overview of the 2023 to date highlights, the interim consolidated financial statements for the half-year ended June 30, 2023, and the customary management’s discussion and analysis of financial condition and results of operations.

ABOUT RELIEF THERAPEUTICS

Relief Therapeutics is a commercial-stage biopharmaceutical company committed to advancing treatment paradigms and delivering improvements in efficacy, safety and convenience to benefit the lives of patients living with select specialty and rare diseases. Relief Therapeutics’ portfolio offers a balanced mix of marketed, revenue-generating products, our proprietary, globally patented Physiomimic™ and TEHCLO™ platform technologies and a targeted clinical development pipeline consisting of risk-mitigated assets focused in three core therapeutic areas, which include rare metabolic, rare dermatology and rare respiratory diseases. In addition, Relief Therapeutics is commercializing several legacy products via licensing to distribution partners. Relief Therapeutics’ mission is to provide therapeutic relief to those suffering from rare diseases and is being advanced by an international team of well-established, experienced biopharma industry leaders with extensive research, development and rare disease expertise. Relief Therapeutics is headquartered in Geneva, with additional offices in Balerna, Switzerland, Offenbach am Main, Germany and Monza, Italy. Relief Therapeutics is listed on the SIX Swiss Exchange under the symbol RLF and quoted in the U.S. on OTCQB under the symbols RLFTF and RLFTY. For more information, please visit our website www.relieftherapeutics.com or follow Relief Therapeutics on LinkedIn and Twitter.

CONTACT:

RELIEF THERAPEUTICS Holding SA

Jeremy Meinen

Chief Financial Officer

contact@relieftherapeutics.com